September 30, 2019
CORRESPONDENCE FILING VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, NE
Washington, D.C. 20549

Attention:	Sasha Parikh
Christine Torney
RE: Athersys, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 15, 2019
File No. 001-33876
Ladies and Gentlemen:
Athersys, Inc., a Delaware corporation (the “Company,” “we,” or “our”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated September 24, 2019 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (“Form 10-K”).
For your convenience, the italicized numbered response set forth below corresponds with the comment contained in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2018
Business, page 3

1.
We noted your statements indicating that the results from your completed Phase 2 study demonstrated favorable tolerability and safety for MultiStem. For example, on page 5 you state "In January 2019, we announced summary results from our exploratory clinical study of the intravenous administration of MultiStem cell therapy to treat patients who are suffering from ARDS. The study results provide further confirmation of tolerability and a favorable safety profile associated with MultiStem treatment." Safety and efficacy determinations are solely within the authority of the FDA and the equivalent foreign regulatory authorities that you deal with such as the European Medicines Agency (Europe) or the Pharmaceuticals and Medical Devices Agency (Japan). Please remove statements that your candidate is safe in future filings. You may provide the objective results of the clinical trials in relation to the stated end points and indicate whether the candidate was well tolerated.

Response:
In future filings, we will remove statements that our candidates are safe.
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Athersys, Inc. · 3201 Carnegie Avenue, Cleveland, Ohio 44115-2634 · Phone 216.431.9900 · Fax 216.361.9495 · www.athersys.com

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216.426.3560.

Sincerely,

/s/ Laura K. Campbell
Laura K. Campbell
Senior Vice President of Finance